

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Dato' Sri Liew Kok Leong
Chief Executive Officer
ARB IOT Group Ltd
2F-09, Pusat Perdagangan IOI
No. 1 Persiaran Puchong Jaya Selatan
Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

> **Re: ARB IOT Group Ltd**
> **Registration Statement on Form F-1**
> **Filed October 31, 2023**
> **File No. 333-275235**

Dear Dato' Sri Liew Kok Leong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology